Mail Stop 3720

February 15, 2007

Mr. René Obermann
Chief Executive Officer and
Chairman of the Management Board
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn
Germany

      RE: Deutsche Telekom AG
              Form 20-F for the fiscal year ended December 31, 2005
              File number: 1-14540
              Filed March 14, 2006, as amended March 27, 2006

Dear Mr. Obermann:

We have reviewed your supplemental response letter dated January 16, 2007 and have the following comment. As noted in our comment letter dated September 19, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F/A#1
Financial Statements,
Mobile Communications, F-24

We note your response to comment 1. We are still evaluating the appropriateness of your practice of postponing the recognition of the loss on the sale of the handset until the time of the sale.

We note in your response to comment 1 that you analyze the service contract and the handset together when these handsets are sold as part of a multiple element arrangement. Addressing the relevant accounting literature under IFRS, tell us in detail why you believe that the fact that you structure the contracts to be profitable over their terms justifies the deferral of the loss over the contract term. Tell us how you determine at the inception of the contract that you will recover the subsidized loss over the contract term. Tell us whether under IFRS you defer the proceeds from the sale of the handset and the cost of the handset over its contract term. Additionally, tell us whether these handsets can be used in another operator's network.   If so, tell us why you believe it is appropriate to view the total arrangement as one element.


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You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director